As filed with the Securities and Exchange Commission on May 4, 2023

FORM PX14A6G Dollar General Corporation

Filed by: Domini Impact Investments LLC

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

(Voluntary Submission)

NAME OF THE REGISTRANT: Dollar General Corporation

NAME OF PERSON RELYING ON EXEMPTION: Domini Impact Investments LLC

ADDRESS OF PERSONS RELYING ON EXEMPTION: 180 Maiden Lane, Suite 1302, New York, New York 10038

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

May 4, 2023

Dear Shareholders of Dollar General Corporation:

Domini Impact Investments LLC (“Domini”) is writing to urge shareholders to vote FOR Proposal No. 7 (the “Proposal”) of the 2023 proxy ballot provided by Dollar General Corporation (the “Dollar General”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send Domini your proxy card; Domini is not able to vote your proxies, nor does this communication contemplate such an event. Domini urges shareholders of Dollar General to vote following the instructions provided by the company on their proxy card.

About Domini

Domini is an SEC registered investment adviser that harnesses the power of finance to help create a better world. With an exclusive focus on impact investing, we aim to help drive positive outcomes for our planet and its people while seeking competitive financial returns. Our continuous innovation and caring, diverse community fuel tomorrow’s prosperity as we endeavor to make “investing for good” the way all investing is done.

The Proposal

A shareholder proposal has been included on Dollar General’s 2023 proxy ballot requesting a worker safety and well-being audit as set forth below:

Shareholders of Dollar General request that the Board of Directors commission an independent third-party audit on the impact of the company’s policies and practices on the safety and well-being of workers. A report on the audit, prepared at reasonable cost and omitting proprietary information, should be made available on Dollar General’s website.

The proponents of the Proposal, including Domini, provided a supporting statement recommending that the proposed audit, at the company’s discretion, include:

●	Evaluation of management and business practices that contribute to an unsafe or violent environment, including staffing capacity;
●	Meaningful consultation with workers and customers to inform appropriate solutions; and
●	Recommendations for actions and regular reporting with progress on identified actions.

Dollar General has issued a statement opposing the Proposal and recommends that shareholders vote against the Proposal (“Opposition Statement”).

Domini believes a vote FOR the Proposal is warranted and in the best interest of shareholders because:

1.

An independent audit is needed to evaluate Dollar General’s practices to keep workers safe. Regulatory actions and violent incidents at Dollar General indicate that the company is failing to effectively manage its workplace safety and well-being risks and opportunities.

Dollar General operates 19,147 stores in the United States and has approximately 162,000 employees,1 providing access to low-priced products. It has faced significant fines and ongoing litigation. Dollar General is included in the Occupational Safety and Health Administration (OSHA) “Severe Violator Enforcement Program” (SVEP), as a result of the unprecedented numbers of repeat safety and health violations found in facilities across the country.2 The SVEP “concentrates resources on inspecting employers that have demonstrated indifference to their OSH Act obligations by committing willful, repeated, or failure-to-abate violations.”3

OSHA has repeatedly cited Dollar General facilities around the country for the same violations that endanger worker lives and health: willfully blocking and obstructing emergency and fire exits, blocking electrical panels and exposing workers to the hazards of falling boxes and merchandise, and storing them unsafely in aisleways and storerooms.

Dollar General is subject to OSHA Enforcement Actions and Fines of more than $16 million issued since 2017 after nearly 200 inspections nationwide.4 OSHA reports that as of March 2023, six Dollar

General facilities are currently under inspection as OSHA targets Dollar General as part of the SVEP.5

Workers also face risks of being involved in gun violence, as discount retail chains have become targets for violent incidents.6 Based on data in the Gun Violence Archive, since 2014, there have been 49 people killed and 172 people injured in Dollar General stores.7 Increased staffing, violence prevention strategies, support when incidents do occur, and other measures should be explored to reduce gun violence risks to associates, customers, and communities.

Stakeholder engagement facilitated through worker consultations with a qualified, trusted independent third-party auditor can enhance relationships between employees and management and contribute to meaningful worker-driven solutions to health and safety challenges. For example, Louisiana Dollar Store Workers United and Step Up Louisiana have developed and published a set of worker-designed safety demands for Dollar General to improve workplace safety and address violence in the stores.8 However, Dollar General has failed to take necessary action. Consultation with workers and customers would ensure that the requested audit identifies and evaluates real challenges and recommendations to meaningfully improve health and safety outcomes for Dollar General workers.

In contrast to what Dollar General states in its Opposition Statement, existing channels for seeking feedback are demonstrably ineffective to ensure respect for workers’ right to a safe and healthy working environment, given the widespread and ongoing findings of OSHA violations. Moreover, the efficacy of the health and safety policies and practices cited in the Opposition Statement have not been independently assessed by an auditor with health and safety expertise or undergone a comprehensive worker consultation process. The effectiveness of existing channels may be compromised by fear of retaliation, lack of trust that employee feedback will lead to meaningful corporate change, or poor accessibility. Even if workers are actively using existing channels, if Dollar General fails to integrate this feedback and implement effective solutions to health and safety problems, this is another way the channels may become ineffective.

2.	An independent audit of workplace safety and well-being will help to mitigate business risks associated with poor workplace practices.

Failure to keep workers safe and effectively manage its workforce presents risks to Dollar General. A safe and healthy working environment is a fundamental principle and right at work recognized under the core labor standards of the International Labour Organization.9 The Opposition Statement is silent on Dollar General’s willful and repeat OSHA violations cited in the Proposal, leaving investors without the information necessary to assess Dollar General’s responsiveness or strategy to mitigate the following risks:

●

Retention & Recruitment of a skilled workforce: Dollar General cites in its 2022 Annual Report, that “[f]ailure to attract, develop and retain qualified employees while controlling labor costs, as well as other labor issues, including employee safety issues, could adversely affect our financial performance,” thereby recognizing the negative financial and human capital impacts of poor health and safety practices.[10] Dollar General associates have organized walkouts, protests, and in some cases quit as a result of poor working conditions in the stores.[11] A safe and healthy working environment is not only critical to respecting workers fundamental rights, but is also good for business. Investing in an independent workplace safety and well-being audit would help Dollar General effectively manage this risk. Its Annual Report also acknowledges that employee retention and recruitment may be impacted by “negative reputational incidents.”

●

Erosion of Company Reputation: Negative attention due to worker health and safety violations may harm Dollar General’s reputation and contribute to lost sales and adversely affect new store and development opportunities, threatening the company’s plans for expansion.[12] Continued presence in the media for OSHA violations may harm Dollar General’s public reputation and opportunity to be seen as an employer of choice by prospective applicants until meaningful changes have been implemented to improve safety outcomes. Failure of Dollar General to effectively address workplace safety has led workers to turn to public actions and campaigns to hold Dollar General accountable for its poor health and safety records and demand change to ensure safer working environments.[13] Communities are developing ordinances and organizing to avoid dollar store expansion in their communities, with some even starting boycotts. Community members cite several factors including the dollar store business model reliance on low staffing, which exacerbates health and safety issues in the stores, in addition to competition with local businesses.[14] Undergoing an audit designed to improve safety performance would be a step in the right direction to improving community trust by improving job quality.

●

Fines and Litigation. In addition to regulatory action resulting in over $16 million in fines, Dollar General is facing a shareholder suit alleging that the board of directors violated their fiduciary duties by failing to implement and maintain a system of controls regarding its workplace safety practices.[15]

The requested audit could help Dollar General to identify potential risks and solutions. Dollar General and an independent auditor would have flexibility on the content of the disclosed report and could avoid disclosure of sensitive information that may prejudice Dollar General in any ongoing litigation or regulatory action.

Conclusion

Domini believes that an independent credible evaluation of workplace safety and well-being and accountability is needed to secure a safe and healthy workplace for Dollar General employees. Domini stands in solidarity with workers organizing for change at Dollar General, and encourages the company to implement the requested audit included in the Proposal and engage meaningfully with employees and customers.

Domini urges Dollar General shareholders to Vote FOR Proposal No. 7.

Sincerely,

Domini Impact Investments LLC

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED BY THE FILER.

1 Dollar General Corporation 2023 Proxy Statement:

https://investor.dollargeneral.com/download/companies/dollargeneral/Presentations/Dollar%20General_2023%20Proxy%20Statement.pdf

2 OSHA National News Release, “‘Danger Vu’: Federal inspection again finds Dollar General exits, walkways blocked, boxes stacked unsafely, workers at risk in Texas, Wisconsin”, April 13, 2023,

https://www.osha.gov/news/newsreleases/national/04132023

3 OSHA website, “What is SVEP”, available at https://www.osha.gov/enforcement/svep

4 OSHA News Release, April 13, 2023,

https://www.osha.gov/news/newsreleases/national/04132023

5 OSHA public log of inspections in SVEP, https://www.osha.gov/enforcement/svep#v-nav-5; OSHA News Release, “Low-cost, higher risk: Dollar General inspections in Florida, Georgia find employees exposed to blocked emergency exits, other dangers”, March 13, 2023:

https://www.osha.gov/news/newsreleases/national/03132023

6 “How Dollar Stores Became Magnets for Crime and Killing”, ProPublica, June 29, 2020, available at

https://www.propublica.org/article/how-dollar-stores-became-magnets-for-crime-and-killing

7 Gun Violence Archive, Database Search Query https://www.gunviolencearchive.org/export-finished?filename=public%3A//export-fa1c3a6a-224b-44b8-85c5-dd083ad365ff.csv&uuid=9e7d41c8-ed08-46db-a90f-cef505c1f4ff&return_href=query/9e7d41c8-ed08-46db-a90f-cef505c1f4ff using “Dollar General” as Business Location. Export to CSV to see complete list.

8 Step Up Louisiana Safety Demands, 2023:

https://www.documentcloud.org/documents/23440622-step-up-louisiana-dollar-store-safety-demands-digital-sharing

9 International Labour Organization, Resolution on the inclusion of a safe and healthy working environment in the ILO’s framework of fundamental principles and rights at work, June 16, 2022, https://www.ilo.org/wcmsp5/groups/public/---ed_norm/---relconf/documents/meetingdocument/wcms_848632.pdf

10 Dollar General Corporation 2022 Annual Report:

https://investor.dollargeneral.com/download/companies/dollargeneral/Annual%20Reports/DG%20Annual%20Report%202022%20Final.pdf

11 See e.g., Dollar General Workers Refuse to Be Silenced, The Progressive Magazine, May 17, 2022, https://progressive.org/latest/dollar-general-workers-refuse-to-be-silenced-kuhlenbeck-220517/ ; Employees at Vinton Dollar General participate in national walkout, May 2, 2022, https://www.wsls.com/news/local/2022/05/02/employees-at-vinton-dollar-general-participate-in-national-walkout/; Dollar General at center of labor unrest controversy after frustrated workers walk off job in Maine citing low wages and understaffed stores, May 6, 2021, https://www.businessinsider.com/dollar-general-employees-eliot-maine-quit-walkout-2021-5

12 https://investor.dollargeneral.com/download/companies/dollargeneral/Annual%20Reports/DG%20Annual%20Report%202022%20Final.pdf

13 How a Dollar General Employee Went Viral on TikTok, New York Times, April 18, 2022, https://www.nytimes.com/2022/04/18/business/dollar-general-tiktok.html

14 Mitchell, S., Smith, K., and Holmberg, S., (2023) The Dollar Store Invasion, Institute for Local Self-Reliance. https://cdn.ilsr.org/wp-content/uploads/2023/01/ILSR-Report-The-Dollar-Store-Invasion-2023.pdf

15 Dollar General Corporation 2022 Annual Report: https://investor.dollargeneral.com/download/companies/dollargeneral/Annual%20Reports/DG%20Annual%20Report%202022%20Final.pdf